UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 14F-1

Information Statement under Section 14(f)

of the Securities Exchange Act of 1934 and Rule 14f-1 thereunder

Commission File Number 000-18730

Klever Marketing, Inc.

(Exact Name of Registrant as Specified in its Charter)

Delaware	36-3688583
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification No.)

1100 E. 6600 S. Suite 305 Salt Lake City, UT	84121
(Address of principal executive offices)	(Zip Code)

(801) 847-6444

(Registrant’s telephone number, including area code)

Securities registered pursuant to Section 12(b) of the Act: None

Securities registered pursuant to Section 12(g) of the Act: Common Stock, $0.01 Par Value

FORWARD-LOOKING STATEMENTS

All descriptions of the Merger (described below), anticipated terms, anticipated consequences and anticipated related events and transactions set forth in this Information Statement are forward-looking statements as that term is defined in the Private Securities Litigation Reform Act of 1995. These forward-looking statements involve substantial known and unknown risks, uncertainties and other factors which may cause the proposed transactions relating to the Merger not to be consummated or may cause the actual terms and consequences of the Merger and related events and transactions to be materially different from those anticipated in the descriptions in this Information Statement, including the risks that (i) the closing conditions to the Merger are not satisfied, (ii) we are unable to perform our closing obligations with respect to the Merger Agreement (described below).

You should not place undue reliance on these forward-looking statements, which speak only as of the date that they were made. Except as required by applicable law, including the securities laws of the United States, we do not intend to update any of the forward-looking statements to conform these statements to reflect actual results, later events or circumstances or to reflect the occurrence of unanticipated events.

GENERAL

This Information Statement on Schedule 14F-1 is being provided to holders of the Common Stock, par value $0.01, (the “Common Stock”) of Klever Marketing, Inc. (the “Company,” “we,” “our” or “us”) as of May 4, 2018, pursuant to Section 14(f) of the Securities Exchange Act, as amended, and Rule 14f-1 promulgated thereunder. You are receiving this Information Statement in connection with a change in control of our Company, including a change in the composition of its Board of Directors.

This Information Statement will be filed with the Securities and Exchange Commission (the “SEC”) and mailed concurrently to our stockholders on or about May 4, 2018.

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WE ARE NOT SOLICITING YOUR PROXY. NO VOTE OR OTHER ACTION BY THE COMPANY’S STOCKHOLDERS IS REQUIRED WITH RESPECT TO THE MATTERS DISCUSSED HEREIN

BACKGROUND

On April 27, 2018, Klever Marketing, Inc. a Delaware Corporation (“Parent”), DarkPulse Technologies Inc. a New Brunswick Corporation (“Target Company”) and DPTH Acquisition Corporation, a Utah Corporation and wholly owned subsidiary of Parent (the “Merger Subsidiary”) entered into an Agreement and Plan of Merger, (the “Merger Agreement”). Under the terms of the Merger Agreement, Merger Subsidiary will merge with and into Target Company (the “Merger”), and Target Company will be the surviving corporation to the Merger and become a wholly owned subsidiary of Parent. The Merger is expected to close on or about May 30, 2018, subject to the satisfaction or waiver of customary closing conditions.

As of the effective time of the Merger (the “Merger Time”), each share of Target Company common stock issued and outstanding immediately prior to the Merger Time will be cancelled and extinguished and automatically converted into the right to receive 85,000 fully paid and non-assessable shares of common stock (“Common Stock”) of Parent (the “Merger Common Stock”). Parent will issue to each holder of Target Company common stock certificates or Book Entries (as defined in the Merger Agreement) evidencing the number of shares of Merger Common Stock determined in accordance with the foregoing, being approximately 85,000,000 shares of Common Stock. As of April 27, 2018, the Target Company had 1,000 shares of common stock issued and outstanding, and no shares of preferred stock or other securities issued and outstanding.

Parent has made customary representations, warranties and covenants in the Merger Agreement, including: (i) to conduct its business in the ordinary course during the interim period between the execution of the Merger Agreement and the Merger Time, (ii) not to engage in certain kinds of transactions or take certain actions during such interim period, and (iii) obtain all consents and approvals necessary to consummate the transactions contemplated by the Merger Agreement.

Additionally, prior to the Merger, Parent must (i) effect a reverse stock split of its outstanding common stock to ensure that there are no more than 15,000,000 shares of Parent common stock issued and outstanding immediately prior to the Merger Time (the “Reverse Stock Split”), and (ii) ensure that all outstanding options, preferred stock, or other securities convertible into common stock have been cancelled, except that Parent shall be permitted to have outstanding a maximum of $150,000 in convertible promissory notes convertible into common stock of Parent at the Merger Time, which shall be retained by Parent post-Merger (the “Assumed Liabilities”). Prior to the Merger, Target Company must (i) ensure that there are not more than 1,000 shares of Target common stock issued and outstanding. Accordingly, after issuance of the Parent Common Stock in connection with the Merger, it is anticipated that shareholders of Parent immediately prior to the Merger will own approximately 15% of the issued and outstanding common stock of Parent immediately after effecting the Merger. Finally, at closing of the Merger, Target Company shall pay $150,000 to Parent or certain of Parent’s creditors or preferred shareholders as directed by Parent.

The foregoing description of the Merger and Merger Agreement does not purport to be complete and is qualified in its entirety by reference to the complete text of the Merger Agreement, a copy of which has been filed as Exhibit 2.1 to the Current Report on Form 8-K filed on May 2, 2018, and which is incorporated herein by reference.

By the Merger Time, the new management described below will be installed, the reverse stock split will be effected, and the Company will be engaged in the development and marketing of Target Company’s technologies. Shortly after the Merger, the Company intends to change its name to DarkPulse Technologies, Inc. or a similar name.

In connection with the Merger and Merger Agreement, the Company agreed to the appointment of Dennis M. O’Leary and Dr. Thomas A. Cellucci (collectively, the “New Directors”) to serve as directors of the Company as of the Merger Time. Separately, each of the Company’s current directors and officers has tendered or will tender their resignation from all positions with the Company to be considered effective as of the Merger Time.

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VOTING SECURITIES AND PRINCIPAL HOLDERS

As of May 3, 2018, we had issued and outstanding 61,322,567 pre-reverse split shares of Common Stock; and 28,358,000 pre-reverse split issuable common shares. There were also 163,022 Class A Preferred Shares; 128,990 Class B Preferred Shares; and 217,362 Class C Preferred Shares all of which are issued and outstanding. Each Share of Common Stock is entitled to one vote per share, and each share of each class of Preferred Stock is entitled to one vote per share. If the Merger Time had occurred as of the same date, we would have had issued and outstanding 100,000,000 shares of Common Stock and no shares of any class of Preferred Stock.

Security Ownership of Certain Beneficial Owners and Management

The following table sets forth information regarding the beneficial ownership of our Common Stock as of May 3, 2018 (as if all securities to be issued under the Merger Agreement were issued as of that date and the Reverse Stock Split had already been effected) by (i) each of the persons expected to serve as executive officers after the Merger; (ii) each of the New Directors; (iii) all of those executive officers and New Directors as a group, and (iv) other persons known or anticipated by us to hold more than 5% of our outstanding shares of Common Stock after giving effect to the Merger and Reverse Stock Split.

Beneficial ownership is determined in accordance with the rules of the SEC. To our knowledge and subject to applicable community property laws, each of the holders of stock listed below will have sole voting and investment power as to the stock owned unless otherwise noted. Except as otherwise noted below, the address for each director or officer listed in the table is c/o DarkPulse Technologies Inc., 8760 Virginia Meadows Dr., Manassas, Virginia, 20109.

Name of Beneficial Owner	Amount and Nature of Beneficial Ownership	Percent of Outstanding Shares
Executive Officers and Directors
Dennis M. O’Leary, Chief Executive Officer & Director (1)	57,500,000	57.5%
Dr. Thomas A. Cellucci, Co-CEO & Director	8,000,000	8.0%
Stephen Goodman, Chief Financial Officer	1,000,000	1.0%
Dr. Mark Banash, Chief Technology Officer	1,000,000	1.0%
David Singer, Chief Marketing Officer	1,000,000	1.0%

Executive officers and directors as a group (5 persons)		68.5%

Other Beneficial Owners:
Dr. Anthony Brown (2)	5,000,000	5.0%

Footnotes to the preceding table

(1)	Mr. O’Leary will hold his shares in the name of his entity, Global System Dynamics Holdings Inc. f/k/a Fantastic North America Inc.
(2)	Dr. Brown is the co-founder of the Target Company, DarkPulse Technologies Inc.

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DIRECTORS AND EXECUTIVE OFFICERS

As of the Change of Control, our directors and executive officers will be as follows.

Name	Age	Position
Dennis M. O’Leary	55	CEO & Chairman of the Board of Directors
Thomas A. Cellucci	60	Co-CEO & Director
Stephen Goodman	74	Chief Financial Officer
Mark Banash	57	Chief Technology Officer
David Singer	68	Chief Marketing Officers

The following summarizes the background of each such executive officer and appointed director.

Dennis M. O’Leary

Mr. O’Leary is a serial entrepreneur with significant international experience having founded Sulu Electric Power and Light Corp (Philippines), a firm with expertise in utility scale power generation and solar energy. He is the co-founder and Chairman of DarkPulse Technologies Inc., a firm developing specialized devices that monitor activities along national borders and provide structural health and safety monitoring of oil and gas pipelines. He holds extensive start-up experience including multiple exit strategies. Mr. O’Leary is an Ambassador for the Province of New Brunswick, Canada, and a Research Member of the NATO Science and Technology Organization. He served as a member of the Board at Arizona State University’s School of Engineering, Global Resolve as Chair of the Impact Committee. His previous employment includes the NYPD where he worked as a member of the Manhattan North Tactical Narcotics Team, which prosecuted establishments involved in the illegal distribution of narcotics. He was a member of a joint taskforce working with the DEA and USINS in the execution of warrants related to narcotics trafficking. While at the NYPD, he was assigned to the Department of Justice as a member of the FBI’s investigative team with internal designation C14. He is a licensed private pilot with turbine experience. Mr. O’Leary is not, and has not been during the past 5 years, the director of any other public companies.

Thomas A. Cellucci, PhD, MBA

Dr. Cellucci has been a senior executive in both the private and public sectors for over 36 years. He is the co-CEO and a Board member of DarkPulse Technologies Inc., as well as the Chairman and CEO of Bravatek Solutions, Inc. [OTC-Pink: BVTK]. He founded and still owns/operates Cellucci Associates, Inc. with headquarters at Harvard Square in Cambridge, Massachusetts. Dr. Cellucci served as the US Government’s first-ever Chief Commercialization Officer after a very successful career managing high technology firms, working for both President George W. Bush and President Obama from 2007-2012. He worked at both the White House, as well as the US Department of Homeland Security. He also currently assists President Trump’s team when asked, most recently writing a book on innovative, commercialization-based public-private partnerships for Critical Infrastructure/Key Resources. Dr. Cellucci has authored or co-authored 25 scholarly books and over 211 high-tech and business articles, and he currently holds the highest security levels in the US government and military. He earned a PhD in Physical Chemistry from the University of Pennsylvania (1984), an MBA from Rutgers University (1991) and a BS in Chemistry from Fordham University (1980). He is on a number of Boards and served as the Chairman of the World Bank’s International Science and Commercialization Board and is the Chairman of Eurasian Technological University in Almaty, Kazakhstan. He currently holds two endowed Chairs at prestigious universities in Kazakhstan, and he has previously taught at Harvard Business School, Princeton University and the University of Pennsylvania.

Stephen Goodman, JD, MBA

Mr. Goodman has over four decades of experience in the management and treasury function of both private and publicly owned companies. After graduating from the Wharton School, he served three years active duty as a junior officer in the Coast Guard, assigned to the supply center servicing all Coast Guard ships and stations throughout the world. He then was the Treasurer of a small international public electronics company that manufactured a component employed in virtually all electronic equipment. He subsequently founded several financial companies specializing in providing funding to both small and medium sized businesses, and to individuals using real estate as collateral.

In the early 90’s, he and two associates founded a pager and cellular distribution business, which led to his becoming a principal, director, and the CFO for Prime Companies Inc., a publicly owned wireless telecommunications company. In that position, he developed and implemented a business plan, including funding, for the buildout of fixed broadband wireless systems. He initiated a plan to spin off a subsidiary, providing a dividend to the company’s 1300 shareholders. He developed the winning plan to jointly develop and commercialize wireless licenses owned by a mid-Atlantic university. He developed a distribution network of retailers for prepaid wireless and dial tone telephone services, for the company’s wholly owned California licensed Competitive Local Exchange Carrier.

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He earned a BS degree from the Wharton School at the University of Pennsylvania, an MBA from New York University, and a Juris Doctor degree from William Howard Taft University.

He has been an adjunct professor at the University of Phoenix, teaching finance and communications in the graduate and undergraduate schools, both online and in the classroom.

He was a member and the Treasurer for the Maricopa County Sheriff’s North Valley Posse, and currently is the Commander of his local American Legion Post.

Mark Banash, PhD, MBA

Dr. Banash has almost 30 years of experience in bringing advanced technology from the laboratory to the marketplace. His work covers biocides, polymers, coatings, ceramics, and new forms of glass for laser optic applications. In 2003, he moved to Zyvex where he oversaw production of the company’s nanopositioning systems for electron microscopes as well as its carbon nanotube resins for advanced composites. In 2007, he went to Nanocomp Technologies, where as VP-Chief Scientist he was responsible for everything for the company’s carbon nanotube materials from basic research to quality control to new product formats. Following Nanocomp’s recent sale to Huntsman, he went to AvCarb where he now heads Engineering Development of new carbon materials for fuel cells, flow batteries, hydrogen generators, and energy storage. He has also served as an operations and technical consultant to DarkPulse Technologies Inc. since October 2017, working on transitioning the technology from prototype to a manufacturable design.

Dr. Banash holds a BA with honors in Chemistry with minors in Mathematics and English from the University of Pennsylvania, and a Ph.D. in Chemistry from Princeton University. He also holds an MBA from the University of Maryland, University College, where he was subsequently a professor teaching Operations Management until 2012. He is a Six Sigma Black Belt and has worked with ISO and NIST on metrology and quality standards related to new technologies.

David Singer

Mr. Singer brings over four decades of experience working with both national and international companies developing business relationships and expanding new and existing business opportunities. He also brings a wealth of proven experience working in, and with, public companies as he served as the Chairman, CEO and President of an American Stock Exchange company, as well as served in various positions in OTC companies for over 20 years.

Currently, Mr. David D. Singer serves as the Chief Marketing/Sales Officer for DarkPulse Technologies Inc. He served ten years as Vice President, Project Manager for Hatzel & Buehler, Inc., the county's oldest electrical contractor. In this position he served as project manager for several commercial and industrial projects, such as; Renaissance Center in downtown Detroit, Ford Motor Company assembly facilities, University of Michigan building automation systems, Hyatt Regency Hotel life-safety systems, Michigan Bell facilities, and Detroit Edison facilities.

He joined CSL as Vice president of sales and marketing and became President at CSL Energy Controls. A shared energy savings company. CSL provided shared energy savings opportunities for commercial customers, industrial and industrial customers national wide.

Mr. Singer served as a special consultant to the General President of the Sheetmetal Workers International Association where he helped establish the National Energy Management Institute, NEMI. The National Energy Management Institute is a not-for-profit organization jointly funded and managed by the Sheet Metal and Air Conditioning Contractors’ National Association (SMACNA) and the International Association of Sheet Metal, Air, Rail and Transportation Workers (SMART). NEMI develops programs seeking to create or expand employment opportunities for SMART members and programs that assist SMACNA contractors.

Mr. Singer served as Vice president of energy and environmental municipal financing of First Municipal Division at Banc One Leasing Corporation, were he oversaw the financing for co-generation, trash-to-cash energy development projects; and energy conservation programs for Federal, State and municipal projects, including the first Federal Energy Shared Savings project for the United States Government.

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Mr. Singer served as President of Highland Energy Group., a national energy service company (ESCO) providing demand side management (DSM) services to public utilities, such as the Public Service Company of Colorado, Duke Power, and Texas Utilities.

At Navtech Industries, Mr. Singer worked with New Mexico Governor Gary Johnson, US Congressman Bill Richardson, US Senator Pete Domenici and Navajo President Albert Hale to renovate a 50,000 SqFt manufacturing facility in Shiprock, NM, on the Navajo Reservation to establish an electronic contract manufacturing facility. Navtech employed over 350 Navajo workers, were they provided all aspects of electronic contractor assembly services. Navtech provided the assembly and electronics for the Freemont Street Experience in downtown Las Vegas, in-room honor bars for Marriott Hotel worldwide and player tracking systems for casino slot machines for the major manufactures.

World Wireless Communications, Inc. was created in 1996, Mr. Singer became its President in 1997, and following that, he was appointed its CEO and Chairman. World Wireless was a PINK sheet company, and in 2000, under Mr. Singer’s leadership. became an AMEX traded company. World Wireless provided both wireless and electronic contract assembly services. It used its wireless technology to provide companies such as The Williams Companies wireless SCADA technology to monitor its natural-gas pipelines through the United States, and wireless remote data acquisition from natural gas meters at remote customers through-out the United States. World also, worked with several electrical utilities nationwide to connect meters for near-real-time data monitor of actual energy usage. World Wireless was selected by Matsushita Electric Industrial Co, Panasonic, to develop its spread-spectrum 2.4 GHz radio platform for their cordless telephone, the Giga-Range, which was introduced in 1999. In 2000, World established Xtra-Web a standalone platform to transfer information from a device to the Internet, which has now become widely known as “smart” technology. Xtra-Web technology was incorporated in restaurant equipment for Wendy’s, McDonalds, and deployed in gathering real-time operation information on HVAC systems and vending machines worldwide.

After leaving World Wireless, he served as Interim Chief Financial Officer of the Company, Klever Marketing, Inc., and as its Interim Chief Executive Officer where he worked with Klever to market its smart shopper technology to Fujitsu.

Before joining DarkPulse, Mr. Singer served as President, CTO, and Director of Intelligent Highway Solutions, Inc. He directed the formation of the Company from a private company to a public vehicle, overseeing the filing of its registration statement.

Board of Directors and Corporate Governance

The Company’s Board of Directors is responsible for establishing broad corporate policies and for overseeing our overall management. In addition to considering various matters which require board approval, the Board provides advice and counsel to, and ultimately monitors the performance of, our executive officer(s). All directors hold office until the next annual meeting of stockholders and until their successors are duly elected and qualified. Officers are elected to serve, subject to the discretion of the Board, until their successors are appointed.

Mr. O’Leary will become our Chief Executive Officer and Board Chairman, and Dr. Cellucci will become our Co-CEO and Director. We do not intend to designate a lead independent director. We believe that this structure will be appropriate for the Company after Merger Time until such time as the Board may be expanded. Specifically, we believe that the proposed leadership structure will provide sufficient leadership and engagement in our operations.

Structure of the Board of Directors

Our board of directors will initially consist of two directors upon completion of the Merger, each of whom will also all serve as officers as designated above.

Committees of Our Board of Directors

The board of directors intends to establish three standing committees: an audit committee, a compensation committee and a nominating committee.

The membership of each committee has not yet been determined.

Our board of directors expects to adopt written charters for each of its committees. Current copies of all committee charters will appear on our website at www.darkpulse.com and will be available in printed form upon written request delivered to the attention of our corporate secretary at Attn: Corporate Secretary, DarkPulse Technologies Inc., 8760 Virginia Meadows Dr., Manassas, Virginia, 20109, after the Merger Time or approximately May 30, 2018.

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Audit Committee

The audit committee’s primary functions, among others will be to: (a) assist the board of directors in discharging its statutory and fiduciary responsibilities with regard to audits of the books and records of our Company and the monitoring of its accounting and financial reporting practices; (b) carry on appropriate oversight to determine that our Company and its subsidiaries have adequate administrative and internal accounting controls and that they are operating in accordance with prescribed procedures and codes of conduct; and (c) independently review our Company’s financial information that is distributed to stockholders and the general public. We will not initially have an Audit Committee.

Compensation Committee

The compensation committee will review and approve on an annual basis the goals and objectives relevant to our Chief Executive Officer’s compensation and the annual compensation of our executive officers in light of their respective performance evaluations. Our compensation committee will be responsible for administering our equity plans, including approval of individual grants of stock options and other awards. The company does not presently have a compensation committee.

Nominating Committee

The nominating committee will be primarily responsible for identifying individuals qualified to serve as members of our board of directors, recommending individuals to our board of directors for nomination as directors and committee membership, reviewing the compensation paid to our non-employee directors and recommending adjustments in director compensation, as necessary, in addition to overseeing the annual evaluation of our board of directors. We will not initially have a Nominating Committee.

Code of Conduct

Our board of directors will adopted a code of business conduct and ethics relating to the conduct of our business by our employees, officers and directors, which will be posted on our Company website after the Merger Time.

Role of the Board in Risk Oversight

One of the key functions of our board of directors will be to inform oversight of our risk management process. The board of directors will not have a standing risk management committee, but rather will administer this oversight function directly through the board of directors as a whole, as well as through various standing committees of our board of directors that will address risks inherent in their respective areas of oversight. In particular, our board of directors will be responsible for monitoring and assessing strategic risk exposure and our audit committee will have the responsibility to consider and discuss our major financial risk exposures and the steps our management has taken to monitor and control these exposures, including guidelines and policies to govern the process by which risk assessment and management is undertaken. The audit committee will also monitor compliance with legal and regulatory requirements. Our nominating committee will monitor the effectiveness of our corporate governance practices, including whether they are successful in preventing illegal or improper liability-creating conduct. Our compensation committee will assess and monitor whether any of our compensation policies and programs has the potential to encourage excessive risk-taking.

Compensation Committee Interlocks and Insider Participation

None of the expected members of the compensation committee nor any new director expected to become a member of the compensation committee will have at any time during the last completed fiscal year been an officer or employee of our Company. None of our executive officers will have served as a member of the board of directors or as a member of the compensation or similar committee, of any entity that has one or more executive officers who served on our board of directors during the last completed fiscal year.

None of the members of the compensation committee will have at any time during the last completed fiscal year been an officer or employee of our Company. None of our executive officers will have served as a member of the board of directors, or as a member of the compensation or similar committee, of any entity that has one or more executive officers who served on our board of directors or compensation committee during the last completed fiscal year. We do not currently have a compensation committee.

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Family Relationships

There is no family relationship among the New Directors or new executive officers.

Legal Proceedings

There are no material proceedings pursuant to which any of the New Directors or any of the persons expected to serve as executive officers is a party adverse to the Company.

Code of Ethics

We do not currently have a code of ethics. We believe this approach is appropriate in light of the Company’s current capital structure and level of operations, but we expect to continue to evaluate the appropriateness of adopting a code of ethics as our Company continues to develop.

Communication to the Board of Directors

After the Merger Time, you may contact our Board of Directors or any director by mail addressed to the attention of our entire Board or the specific director identified by name or title, at c/o DarkPulse Technologies Inc. at 8760 Virginia Meadows Dr., Manassas, Virginia, 20109. All communications will be submitted to our Board or the specified director on a periodic basis.

EXECUTIVE COMPENSATION

The following table sets forth information concerning the annual and long-term compensation awarded to, earned by, or paid to the named executive officer for all services rendered in all capacities to the Target Company for the years ended December 31, 2017, 2016, and 2015:

Name & Principal Position	Year	Salary ($)	Bonus ($)	Stock Awards	Non-Equity Compensation	Total
Dennis O’Leary	2017	0	0	0	0	0
CEO & Chairman	2016	0	0	0	0	0
	2015	0	0	0	0	0
Thomas Cellucci	2017	0	0	0	0	0
Co-CEO & Director	2016	0	0	0	0	0
	2015	0	0	0	0	0
Stephen Goodman	2017	0	0	0	0	0
CFO	2016	0	0	0	0	0
	2015	0	0	0	0	0
Mark Banash	2017	0	0	0	0	0
CTO	2016	0	0	0	0	0
	2015	0	0	0	0	0
David Singer	2017	0	0	0	0	0
CMO	2016	0	0	0	0	0
	2015	0	0	0	0	0

Footnotes to preceding table-none

RELATED PARTY TRANSACTIONS

Our predecessor board of directors adopted a written policy regarding transactions with related persons, which we refer to as our related party transaction approval policy. Our related party transaction approval policy requires that any executive officer proposing to enter into a transaction with a “related party” generally must promptly disclose to our audit committee the proposed transaction and all material facts with respect thereto. In reviewing a transaction, our audit committee will consider all relevant facts and circumstances, including (1) the commercial reasonableness of the terms, (2) the benefit and perceived benefits, or lack thereof, to us, (3) the opportunity costs of alternate transactions and (4) the materiality and character of the related party’s interest, and the actual or apparent conflict of interest of the related party.

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Our audit committee will not approve or ratify a related party transaction unless it determines that, upon consideration of all relevant information, the transaction is beneficial to our Company and stockholders and the terms of the transaction are fair to our Company. No related party transaction will be consummated without the approval or ratification of our audit committee. It will be our policy that a director will recuse his or her self from any vote relating to a proposed or actual related party transaction in which they have an interest. Under our related party transaction approval policy, a “related party” includes any of our directors, director nominees, executive officers, any beneficial owner of more than 5% of our common stock and any immediate family member of any of the foregoing. Related party transactions exempt from our policy include transactions available to all of our employees and stockholders on the same terms and transactions between us and the related party that, when aggregated with the amount of all other transactions between us and the related party or its affiliates, involve less than $120,000 in a fiscal year.

COMPLIANCE WITH SECTION 16(a) OF THE SECURITIES EXCHANGE ACT OF 1934

After the Merger closing we will file certain reports as recognized by the Securities Exchange Act of 1934, as amended. Section 16(a) of the Securities Exchange Act of 1934, as amended, which requires our executive officers and directors, and persons who beneficially own more than 10% of a registered class of our equity securities to file with the Securities and Exchange Commission initial statements of beneficial ownership, reports of changes in ownership and annual reports concerning their ownership of our common shares and other equity securities, on Forms 3, 4 and 5 respectively. Executive officers, directors and greater than 10% shareholders are required by the Securities and Exchange Commission regulations to furnish us with copies of all Section 16(a) reports they file.

WHERE YOU CAN FIND ADDITIONAL INFORMATION

We will be required to file annual, quarterly and special reports, proxy statements and other information with the SEC. You may read and copy any document we file at the SEC’s public reference rooms at 100 F Street, N.E., Washington, D.C. 20549. You may also obtain copies of the documents at prescribed rates by writing to the Public Reference Section of the SEC at 100 F Street, N.E., Room 1580, Washington, D.C. 20549. Please call the SEC at 1- 800-SEC-0330 for more information on the operation of the public reference rooms. Copies of our SEC filing are also available to the public from the SEC’s website at www.sec.gov and, after the Merger Time, will be posted on the company website at www.darkpulse.com.

SIGNATURE

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, the Registrant has duly caused this Information Statement to be signed on its behalf by the undersigned, thereunto duly authorized, on May 4, 2018.

Klever Marketing, Inc. By: /s/ Paul G. Begum Paul G. Begum Chief Executive Officer

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